

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 6, 2010

Via U.S. Mail

Jenny Brown
President and Director
Impact Explorations Inc.
78 York Street
London W1H 1DP England

> **Re:** **Impact Explorations Inc.**
> **Form S-1**
> **Filed March 9, 2010**
> **File No. 333-165365**

Dear Ms. Brown:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related

disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. Please submit a request to delete the first registration statement that was filed under ""Brown Jenny Lorna Miss" CIK # 0001484526. For assistance, please see "Filing deletions" at http://www.sec.gov/info/edgar/cfedgarguidance.htm.

Risk Factors, page 4

3. Please include a risk factor addressing the risks posed by the fact that your sole officer and director is located outside of the United States of America. For example, disclose that as a result, it might be difficult for investors to effect service of process or enforce within the United States any judgments obtained against her, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Interests of Named Experts and Counsel, page 12

4. You state that Andrew T.E. Coldicutt is representing you in connection with this offering. However, the legal opinion filed as Exhibit 5.1 states that Mr. Coldicutt has acted as special counsel for the limited purpose of rendering the legal opinion. Please revise for consistency.

Glossary, page 13

5. Please remove the glossary or tell us why it is appropriate to include it in your prospectus. For example, we note that many of the terms described in the glossary do not otherwise appear in your prospectus.

Acquisition of the Mineral Claim, page 16

6. We note that the British Columbia Mineral Titles website shows Omega Exploration Services as the 100% owner of the mineral claim. Please explain in further detail the ownership of the property and James McLeod's interest in the property. Clarify your acquisition of the beneficial ownership interest and the legal nature of your ownership interest (e.g., consideration paid, to whom, when acquired, contractual rights, etc.). In addition, file all agreements related to this acquisition as exhibits.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Andrew Coldicutt
        via facsimile: (619) 546-0843